Exhibit 99.1

Harry Winston Plans to Secure Additional Polished Diamond Supply in Support of its Growth Objectives

TORONTO, May 19 /CNW/ - Harry Winston Diamond Corporation (TSX:HW) (NYSE:HWD) (the "Company") is pleased to announce that it has entered into a business relationship with Diamond Asset Advisors AG ("DAA") who are in the process of establishing a polished diamond investment fund. The fund will be structured as a limited partnership, of up to US$250 million, offering institutional investors direct exposure to the wholesale market price of polished diamonds.

Under the terms of the Company's arrangements with the fund, the Company's expert diamond team will source diamonds that have the same high quality characteristics that Harry Winston uses in its jewelry and timepieces, with a portion coming from the Company's existing inventory. The fund will purchase these diamonds and then consign them to the Company, who will act as custodian. The Company will use the polished diamonds in the manufacture of its jewelry and timepieces. The price paid to replace polished diamonds sold by the Company in its finished products will be used by the fund as a basis for determining the market value of the fund.

The polished diamonds sourced through this relationship will increase the diamond jewelry inventory available to an expanding international salon network without making additional demands on the Company's working capital. It will also reduce the risk associated with diamond price volatility in the luxury brand business.

Bob Gannicott, Harry Winston Diamond Corporation's Chairman and Chief Executive Officer, stated, "Our exclusive relationship with DAA, a Zurich based advisor with a strong background in both the diamond and financial services sectors, represents an innovative and efficient way for the Company to support its luxury brand growth objectives. The fund, in turn, will benefit from Harry Winston's diamond management and governance structures."

The first subscription, of approximately $100 million, is expected to be raised later this year, with the remaining $150 million expected to be raised over the following year, subject to market conditions. Upon initial funding by DAA, Harry Winston expects to sell a substantial portion of its existing polished diamond inventory to the fund at market prices.

The fund will be managed by DAA, and there is no ownership interest between Harry Winston Diamond Corporation, or its affiliates, and DAA. Ray Simpson, currently the Executive Vice-President of Harry Winston Diamond Corp., will join DAA as a member of its management upon leaving the Company. The Company's arrangements with the fund are subject to customary closing conditions and the fund raising a minimum of US$100 million.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retailing segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine. The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retailing, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

Forward-looking Information

Information in this press release that is not current or historical factual information may constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions regarding, among other things, world and US economic conditions, the worldwide demand for luxury goods and the level of worldwide diamond production. Forward-looking information may relate to management's future outlook and anticipated events or results, and may include statements or information regarding plans and expectations for the Company's luxury brand. Actual results may vary from the forward-looking information. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, fluctuations in diamond prices and changes in US and world economic conditions, risks relating to the Company's expansion strategy and of competition in the luxury jewelry business as well as changes in demand for high end luxury goods. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

For more information, please visit http://investor.harrywinston.com.

%CIK: 0000841071

For further information: Ms. Laura Kiernan, Director, Investor Relations, (212) 315-7934 or lkiernan@harrywinston.com; Ms. Kelley Stamm, Manager, Investor Relations, (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 17:30e 19-MAY-11